UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1) 1

Duff & Phelps Utility and Corporate Bond Trust, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26432k108
(CUSIP Number)

Daniel L. Lippincott, CFA, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26432k108

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,287,855
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 7,287,855
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,287,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.51%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 26432k108

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 18,875*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 18,875*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*See Items 2 and 5.

CUSIP NO. 26432k108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1 ”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns 0 Shares individually and may be deemed the beneficial owner of 18,875 Shares held by the Karpus Investment Management Profit Sharing Plan Fund B - Conservative Bond Fund and the Karpus Investment Management Defined Benefit Plan (collectively, the "Karpus Entities").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

CUSIP NO. 26432k108

Item 4.	Purpose of Transaction.

Karpus, an independent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since September 24, 2014.

On September 13, 2019, Karpus sent a letter containing a 14a-8 stockholder proposal to the Issuer requesting that the Board consider authorizing a self-tender for all outstanding Shares of the Issuer at or close to net asset value. A copy of the letter is attached as Exhibit 99.1.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

CUSIP NO. 26432k108

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 27,494,683 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2019 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on June 27, 2019.

A ..	Karpus Investment Management

(a)	As of the close of business on September 13, 2019, Karpus Investment Management beneficially owned 7,287,855 Shares held in the Accounts.

Percentage: 26.51%

(b)	1. Sole power to vote or direct vote: 7,287,855
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 7,287,855
4. Shared power to dispose or direct the disposition: -

(c)	Karpus Investment Management has had no transactions since the last filing. 739 shares were transferred out as a part of an account closing on September 12, 2019.

B ..	George W. Karpus

(a)
As of the close of business on September 13, 2019 , George W. Karpus beneficially owned - Shares. In addition, George W. Karpus may be deemed to beneficially own the 18,875 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -
2. Shared power to vote or direct vote: 18,875
3. Sole power to dispose or direct the disposition: -
4. Shared power to dispose or direct the disposition: 18,875

(c)	Neither George W. Karpus nor the Karpus Entities have had any transactions in the Shares since the last filing.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 26432k108

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 13, 2019 the Reporting Persons entered into a Joint Filing Agreement which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 26432k108

Item 7.	Material to be Filed as Exhibits.

99.1	14a-8 Shareholder Proposal Sent to the Issuer on September 13, 2019.

99.2	Joint Filing Agreement Dated September 13, 2019.

CUSIP NO. 26432k108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 16, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott, CFA
	Name:	Daniel L. Lippincott, CFA
	Title:	Director of Investment Personnel and Senior Tax-Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 26432k108

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	125 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	2,000 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

EXHIBIT 99.1

14a-8 Shareholder Proposal Sent to the Issuer on September 13, 2019

VIA FEDERAL EXPRESS              September 13, 2019
Duff & Phelps Utility and Corporate Bond Trust Inc.
c/o William J. Renahan, Secretary
200 S. Wacker Drive, Suite 500
Chicago, Illinois 60606

Re: 14a-8 Shareholder Proposal for Duff & Phelps Utility and Corporate Bond Trust Inc.
 ("DUC" or the "Fund")

Mr. Renahan:
This letter shall serve as notice to the Duff & Phelps Utility and Corporate Bond Trust Inc. ("DUC" or the "Fund"), as to Karpus Management, Inc.'s ("Karpus") timely submittal of a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to DUC's shareholders at the Fund's next annual shareholders' meeting anticipated to be held in March 2020, or any postponement or adjournment thereof (the "Meeting").

Karpus' non-binding 14a-8 shareholder proposal (the "Proposal") is as follows:

  BE IT RESOLVED, the shareholders of the Duff & Phelps Utility and Corporate Bond Trust Inc. ("DUC" or the "Fund") request that the Board of Directors (the "Board") promptly consider authorizing a self-tender offer for all outstanding common shares of the Fund at or close to net asset value ("NAV"). If more than 50% of the Fund's outstanding common shares are tendered, the tender offer should be cancelled and the Board should take the steps necessary to liquidate, merge, or convert the Fund to an open-end mutual fund or exchange traded fund.

  Supporting Statement

  Through the end of August, our fund traded at an average discount of -8.4% over the last year, -7.5% over the last 3 years, and -7.8% over the last 5 years (Source: Bloomberg Finance, L.P.).

  DUC's persistently wide discount appears attributable to poor relative price and net asset value ("NAV") performance as compared to its Lipper closed-end fund peer group. In fact, following are the price and net asset value performance over various periods, as well as the Fund's performance ranking within its Lipper General Bond Fund category (the higher the percentage, the worse it performed compared to its peers):

10 Yr.	5 Yr.	1 Yr.	YTD
Market Return	3.76%	3.50%	11.89%	13.49%
Lipper Pct. Rank	95	97	38	89

NAV Return	4.26%	2.94%	8.29%	7.92%
Lipper Pct. Rank	89	89	35	71

          Source: Closed-end Fund Association, www.cefa.com, data as of 9/12/2019, Lipper General Bond Fund category.

  When closed-end funds underperform, investors require: (1) a thoughtful and detailed explanation of management's recent decisions, and (2) the Board's plan going forward. Neither of these proactive steps have been offered, which is why we believe the Fund's underperformance has also led to perpetually wide discounts. The Fund's discount also indicates that the market has lost faith in the Adviser's ability to significantly add to shareholder value.

  To address this, the Fund's own prospectus says: "The board of directors of the Fund has established a policy to consider, on at least an annual basis, whether to make open market repurchases of and/or tender offers for shares of the Fund's common stock to seek to reduce any market discount from net asset value that may exist" [emphasis added]. Additionally, the prospectus identifies a discount of "3% or more" for 12 week period as the level where the Board could consider such actions.

  Even though the Fund is likely to argue against our proposal in a manner that well exceeds the word limit restriction we are allowed to include in this proposal, the premise of our proposal is simple: we believe that the Board must be more responsive to enhancing shareholder value.

  Please vote FOR our proposal and tell DUC's Board that you want it to take more effective action to narrow the Fund's discount.

  END OF PROPOSAL

As is required by Rule 14a-8, attached as Exhibits 1 and 2 are letters from U. S. Bank N.A. and the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of the above Proposal. Karpus intends to hold the shares referenced through the date of the Meeting.

In addition to submitting the above, please provide copies of the following to the undersigned:

  1. The Fund's prospectus and statement of additional information,
  2. Articles of Incorporation and any amendments thereto, and
  3. Bylaws and any amendments thereto.

Please advise us immediately if this notice is deficient in any way or if any additional information is required so that Karpus may promptly provide it in order to cure any deficiency.

Sincerely,

/s/ Brett D. Gardner

Brett D. Gardner
Senior Corporate Governance Analyst

Exhibit 1
U.S. Bank N.A. Letter

Exhibit 2
Cede & Co. Letter

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of the Duff & Phelps Utility and Corporate Bond Trust Inc.. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

September 13, 2019

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS